November 19, 2010

VIA EDGAR

Ms. Mara Ransom
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:         Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010
File No. 001-12079

Dear Ms. Ransom:

Further to the telephone conversation with Kenneth Graves on November 16, 2010, in respect of comment 6 contained in the comment letter of Staff dated September 30, 2010, Calpine Corporation (the “Company”) hereby undertakes to include in its future filings, beginning with its Proxy Statement for the 2011 annual meeting of shareholders, disclosure to the following effect, subject to such updates as are required to ensure that the disclosure remains consistent with the Company’s executive compensation programs and rationales at the time.

“The amounts for Messrs. Fusco, Miller and Hill’s grants were determined in consideration of general market pay trends in the industry, an evaluation of our and each individual executive officer’s performance, and, in consideration of internal equity, by reference to the December 2008 stock option grant received by Mr. Rauf upon his promotion to Executive Vice President. The amount of equity compensation awarded to Messrs. Fusco, Miller and Hill was not determined by a formula.  In determining the awards, we considered the grants that were made to each executive officer upon his hiring in 2008, the relative contribution of each executive officer to company results, and the need to provide sufficient retention and motivation incentives to senior executives. The award made to Mr. Deidiker represented a sign-on grant of 50,000 stock options granted in connection with his joining us as Senior Vice President and Chief Accounting Officer in January 2009, vesting in three equal annual installments, and was consistent with our practice of making sign-on grants to attract and reward key senior executives.”

Ms. Mara Ransom
United States Securities and Exchange Commission
November 19, 2010

*****

We hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any under person under the federal securities laws of the United States.

We appreciate the assistance you have provided with your comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (832) 325-1537 and my fax number is (832) 325-0943.

Sincerely,:

/s/ Jim D. Deidiker
Jim D. Deidiker
Senior Vice President and
Chief Accounting Officer

cc:	Christopher Owings
(United States Securities and Exchange Commission)